UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 4, 2020, Husky Energy Inc. issued a press release announcing the release of its 2020 ESG Report and the targets it has set for carbon and diversity. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: August 4, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Releases 2020 ESG Report, Sets Targets for Carbon and Diversity

Husky Energy today released its 2020 ESG Report, including a GHG emissions intensity reduction target of 25% by 2025 and a gender diversity target of 25% women in senior leadership roles. The report also addresses Husky’s aspiration to be net zero by 2050.

Additional highlights of Husky’s 2019 ESG performance include:

•	Improved safety performance, including achievement of Husky’s lowest Total Recordable Injury Rate to date, and a 55% improvement in its Lost Time Incident Rate over the previous year
•	Details on Husky’s vision to become global top quartile in process and occupational safety, measured against industry benchmarks, by the end of 2022
•	Development of the ESG Steering Committee, a group of senior leaders responsible for performance in each of Husky’s priority ESG areas, which reports regularly to Husky’s Board of Directors
•	Enhanced link between executive compensation, safety performance and delivery against Husky’s ESG targets, including GHG intensity reductions
•	Introduction of formal climate change scenario analysis to assess Husky’s business resiliency in an oil and gas demand environment consistent with a Paris Agreement 2-degree limit world
•

Implementation of a new Indigenous Relations Policy recognizing the Rights of Canada’s Indigenous Peoples and articulating the role Husky plays in supporting reconciliation through cultural awareness and economic empowerment

•	Significant achievements within Husky’s Indigenous Economic Inclusion program, including a 65% increase in Indigenous procurement spend since 2016

“Husky’s approach to ESG took a major step forward in 2019 with strong safety performance and now with setting our first carbon intensity reduction target of 25%,” said CEO Rob Peabody.

“And our gender diversity target of 25% women in senior leadership roles is a tangible start to measuring Husky’s culture of inclusivity and talent management. Going forward I see added opportunity to align ESG goals to our business strategy, demonstrating our ability to adapt and change, and further increase the performance of our business.”

Read Husky’s full ESG report.

Climate Change Target, Reporting and Governance

Husky has set a target to reduce its Scope 1 greenhouse gas emissions intensity by 25% by 2025. To meet objectives under the Paris Agreement we, along with several other energy companies and governments, aspire to achieve net zero emissions by 2050. Achieving our 2025 target is a start, while we continue to invest in new technologies and carbon offsets that will bring us closer to this goal.

Some concrete steps Husky has already taken include our technology partnerships with Svante on carbon capture and with White Whale to use artificial intelligence to improve steam-to-oil ratios. Husky has played a key role in piloting both technologies which have wider application.

Starting in 2020, all Husky business units will maintain a carbon management plan, including requirements to meet or exceed our 2025 25% emissions intensity reduction target. The performance contracts for each Executive Vice President and Senior Vice President reporting to the CEO are directly linked to compensation and include the requirement to meet or exceed carbon performance requirements.

Husky’s 2020 ESG Report aligns with the Task Force on Climate-related Financial Disclosure’s requirements, and our performance data table indicates how our air emissions and other metrics align with the Sustainability Accounting Standards Board’s guidance and UN Sustainable Development Goals.

Gender Diversity Targets

A culture of inclusion, respecting differences of thought and perspective, is the foundation of a better and more productive working environment. Husky aims to create a workplace that reflects the communities where we work, where people are treated with dignity and respect, free of harassment, and where diversity is valued in all its forms.

Husky acknowledges that shareholders, employees, prospective employees and other stakeholders assess our Company’s inclusion and diversity culture, in part, by who succeeds at our most senior levels.

Recognizing the need to improve the representation of people from diverse backgrounds at senior levels, in 2020 we took the step of setting a gender diversity target of 25% women at or above the Vice President level. This target is achievable through our existing talent management and development programs, combined with targeted recruiting to ensure our talent pipeline continues to include women and people of diverse backgrounds, including Indigenous people, Black people, other people of colour, and persons with disabilities.

Managers and leaders across Husky play a key role in meeting and exceeding Husky’s gender diversity target. Each business performance contract, against which pay-for-performance compensation is evaluated, includes inclusion and diversity plans and goals. These targets are supported by other corporate human resources programs, employee career development plans, education, training, mentorships and sponsorships designed to help employees achieve their potential and contribute strongly to Husky across their careers.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Manager, Communication Services

403-298-7088

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this annual report are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the Company’s general strategic plans and growth strategies; the GHG emissions reduction target by 2025; the gender diversity target of women in senior leadership roles; the aspiration to achieve net zero emissions by 2050; and the vision to become global top quartile in process and occupational safety by the end of 2022.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including assumptions regarding the Company’s successful implementation of measures to reduce emissions. Those assumptions and factors are based on information currently available to the

Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three and six months ended June 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

2  HUSKY ENERGY INC.